SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                               Borders Group, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    099709107
     ---------------------------------------------------------------------
                                 (CUSIP Number)

   Kenneth H. Shubin Stein, MD, CFA                   Glenn H. Tongue
   Spencer Capital Management, LLC                T2 Partners Group, LLC
      1995 Broadway, Suite 1801                      145 East 57th St.
       New York, New York 10023                  New York, New York 10022
      Telephone: (212) 586-4190                  Telephone: (212) 386-7160

     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 25, 2007
      ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 099709107                                           Page 2 of 13 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,628,102
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,628,102
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,628,102*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

* The Filers may be deemed to be members of a group that holds, in the aggregate, 4,988,102 shares, or approximately 8.5%, of the Common Stock. See Item 5.

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 099709107                                           Page 3 of 13 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,628,102
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,628,102
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,628,102*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

* The Filers may be deemed to be members of a group that holds, in the aggregate, 4,988,102 shares, or approximately 8.5%, of the Common Stock. See Item 5.

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 099709107                                           Page 4 of 13 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Glenn H. Tongue
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    360,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                360,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            360,000*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

* The Filers may be deemed to be members of a group that holds, in the aggregate, 4,988,102 shares, or approximately 8.5%, of the Common Stock. See Item 5.

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 099709107                                           Page 5 of 13 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Whitney R. Tilson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    360,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                360,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            360,000*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

* The Filers may be deemed to be members of a group that holds, in the aggregate, 4,988,102 shares, or approximately 8.5%, of the Common Stock. See Item 5.

                                  SCHEDULE 13D


--------------------------------                              ------------------
CUSIP No. 099709107                                           Page 6 of 13 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            T2 Partners Management, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    360,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                360,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            360,000*
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

* The Filers may be deemed to be members of a group that holds, in the aggregate, 4,988,102 shares, or approximately 8.5%, of the Common Stock. See Item 5.

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock of Borders Group, Inc., a Michigan corporation (the "Company"), to amend the Schedule 13D filed on July 9, 2007 (the "Original 13D") as amended by Amendment No. 1 thereto filed on August 3, 2007 ("Amendment No. 1"), and to add Glenn H. Tongue ("Mr. Tongue"), Whitney R. Tilson ("Mr. Tilson") and T2 Partners Management, LP, a Delaware limited partnership ("T2 IM" and, together with Mr. Tongue and Mr. Tilson, the "T2 Filers"), as filing persons. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed thereto in the Original 13D or Amendment No. 1.

Item 2.  Identity and Background

     Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This Amendment No. 2 is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA ("Dr. Shubin Stein"), Spencer Capital Management, LLC, a Delaware limited liability company ("SCM" and, together with Dr. Shubin Stein, the "Spencer Capital Filers"), Mr. Tongue, Mr. Tilson and T2 IM. The Spencer Capital Filers and T2 Filers may hereinafter be referred to collectively as the "Filers."

     (b) The address of the principal business and principal office of SCM and Dr. Shubin Stein is 1995 Broadway, Suite 1801, New York, New York 10023. The address of the principal business and principal office of T2 IM, Mr. Tongue and Mr. Tilson is 145 East 57th St., New York, New York 10022.

     (c) SCM is an investment management firm and is the investment adviser to certain investment funds and managed accounts (such funds and accounts, collectively, the "Spencer Capital Funds"). Dr. Shubin Stein is the controlling person of, and a portfolio manager for, several investment funds and managed accounts, including the Spencer Capital Funds. SCM and Dr. Shubin Stein may be deemed to have beneficial ownership over the shares of, and options to purchase shares of, Common Stock directly beneficially owned by the Spencer Capital Funds by virtue of the authority granted to them by the Spencer Capital Funds to vote and to dispose of the securities held by the Spencer Capital Funds, including the Common Stock.

     T2 IM is an investment management firm and is the investment manager of certain investment funds, including investment companies registered under the Investment Company Act of 1940, as amended (such funds and companies, collectively, the "T2 Funds"). Mr. Tongue, Mr. Tilson and T2 IM may be deemed to have beneficial ownership over the shares of Common Stock directly beneficially owned by the T2 Funds by virtue of the authority granted to them by the T2 Funds to vote and to dispose of the securities held by the T2 Funds, including the Common Stock.

     Mr. Tongue and Mr. Tilson are the managing members of and control T2 Partners Group, LLC, the general partner of T2 IM. The address of the principal business and principal office of T2 Partners Group, LLC is 145 East 57th St., New York, New York 10022.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Dr. Shubin Stein, Mr. Tongue and Mr. Tilson is a citizen and resident of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Spencer Capital Funds have expended an aggregate of approximately $47,646,840 in order to purchase the 2,452,902 shares of Common Stock held by them and approximately $13,139,833 in order to acquire the options to purchase 2,175,200 shares of Common Stock held by them. The Spencer Capital Funds purchased such Common Stock and options with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Spencer Capital Filers effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "SC Prime Broker"), which may extend margin credit to the Spencer Capital Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the SC Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

     The T2 Funds have expended an aggregate of approximately $5,328,860 in order to purchase the 360,000 shares of Common Stock held by them. The T2 Funds purchased such Common Stock with their working capital, which may, at any given time, except in the case of the investment companies registered under the Investment Company Act of 1940, as amended, include margin loans made by brokerage firms in the ordinary course of business. The T2 Filers (with respect to the T2 Funds other than the investment companies registered under the Investment Company Act of 1940, as amended) effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co. (the "T2 Prime Broker"), which may extend margin credit to the T2 Filers as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the T2 Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

     The T2 Filers acquired the Common Stock beneficially owned by them for investment because they believe that the Common Stock represents an attractive investment opportunity based on the Company's business prospects. The T2 Filers are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares, and in formulating any plans or proposals with respect to the Company, the T2 Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the T2 Filers, developments with respect to the T2 Filers' businesses, and general economic, monetary and stock market conditions. The T2 Filers may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them.

     The T2 Filers may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, members of the board of directors or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. The T2 Filers may discuss ideas or develop proposals that, if effected, may result in one or more transactions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the T2 Filers or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company's governing documents, revisions to the Company's capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the board of directors or management of the Company.

     As a result of conversations with various representatives of the Company, the Spencer Capital Filers concluded in late September 2007 that the Company's Board of Directors (the "Board") should include at least one representative of the Company's significant shareholders. The Spencer Capital Filers concluded that one or more such directors could enhance the Board's deliberations and decisions by presenting to the Board shareholder perspectives on matters under consideration and by bringing focus to Board efforts to maximize shareholder value. Accordingly, on September 25, 2007, Dr. Shubin Stein asked Glenn Tongue, Managing Partner of T2 Partners Group, LLC, whether he would be willing to serve on the Board and work with the Spencer Capital Filers to seek representation on the Board. Mr. Tongue advised Dr. Shubin Stein that he would be willing to serve on the Board and that he and the T2 Filers would work together with the Spencer Capital Filers to encourage the Company to add him to the Board. Later on September 25, 2007, in a conversation with George Jones, chief executive officer of the Company, Dr. Shubin Stein requested that the Company add Mr. Tongue to the Board.

     The Filers intend to seek to engage in further discussions with members of the board of directors or management of the Company and to discuss with them the business of the Company. Based on discussions with these or any other representatives of the Company, the Filers may formulate plans or proposals with respect to the Company. Except as set forth above, the Filers do not have any present plans or proposals that relate to or would result in any of the matters required to be described in Item 4 of Schedule 13D. The Filers may, at any time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof, Dr. Shubin Stein and SCM beneficially own 4,628,102 shares of Common Stock, consisting of 2,452,902 shares of Common Stock and 2,175,200 shares of Common Stock acquirable upon exercise of options held by the Funds, together representing 7.9% of the Common Stock. As of the date hereof, Mr. Tongue, Mr. Tilson and T2 IM beneficially own 360,000 shares of Common Stock, representing 0.6% of the Common Stock.

     The percentages set forth above and in the rest of this Schedule 13D were calculated based on a total of 58,833,583 shares of Common Stock outstanding as of August 29, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 4, 2007.

     (b) Dr. Shubin Stein and SCM share voting and dispositive power over the 4,628,102 shares of Common Stock directly beneficially owned by the Spencer Capital Funds. Mr. Tongue, Mr. Tilson and T2 IM share voting and dispositive power over the 360,000 shares of Common Stock directly beneficially owned by the T2 Funds.

     As a result of their determination to work together as described in Item 4 above, the Spencer Capital Filers and T2 Filers may deemed to be a "group" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, each may be deemed to beneficially own the shares of the Common Stock beneficially owned by the others. Each of the Spencer Capital Filers disclaims beneficial ownership of the Common Stock held by the T2 Filers and any pecuniary interest therein, and each of the T2 Filers disclaims beneficial ownership of the Common Stock held by each of the Spencer Capital Filers and any pecuniary interest therein.

     (c) No transactions in the Common Stock or in options to purchase Common Stock were effected by the Spencer Capital Funds since the most recent filing on
Schedule 13D. Transactions in the Common Stock effected by the T2 Funds (all of which were made at the direction of Mr. Tongue, Mr. Tilson and T2 IM) during the past 60 days are described on Schedule A hereto. The information on Schedule A is hereby incorporated by reference to such schedule. All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Filers have entered into an agreement with respect to the joint filing of this statement and any amendments hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated September 27, 2007, by and among the Filers relating to the filing of a joint statement on
               Schedule 13D.


                            [Signature page follows]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 27, 2007


                              SPENCER CAPITAL MANAGEMENT, LLC


                              By: /s/ Kenneth H. Shubin Stein, MD, CFA
                                 -----------------------------------------------
                                 Name:   Kenneth H. Shubin Stein, MD, CFA
                                 Title:  Managing Member




                              /s/ Kenneth H. Shubin Stein, MD, CFA
                              --------------------------------------------------
                              Kenneth H. Shubin Stein, MD, CFA



                              T2 PARTNERS MANAGEMENT, LP

                              By:  T2 Partners Group, LLC, its General Partner


                              By: /s/ Glenn H. Tongue
                                 -----------------------------------------------
                                 Name:   Glenn H. Tongue
                                 Title:  Managing Member




                              /s/ Glenn H. Tongue
                              --------------------------------------------------
                              Glenn H. Tongue




                              /s/ Whitney R. Tilson
                              --------------------------------------------------
                              Whitney R. Tilson




                      [SIGNATURE PAGE TO AMENDMENT NO. 2 TO
                SCHEDULE 13D WITH RESPECT TO BORDERS GROUP, INC.]

                                                                      SCHEDULE A


            Schedule of Transactions in Common Stock by the T2 Funds
            --------------------------------------------------------


     The following transactions were effected by the T2 Funds at the direction of Mr. Tongue, Mr. Tilson and T2 IM:



Type of                                Number of         Price per Share in
Transaction           Date             Shares            $US
-------------------- ---------------- ----------------- ------------------------
BUY                  8/07/2007        300,000           14.98
-------------------- ---------------- ----------------- ------------------------
BUY                  9/24/2007        60,000            13.87
-------------------- ---------------- ----------------- ------------------------